UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-39302

UCLOUDLINK GROUP INC.

(Registrant’s Name)

Unit 2214-Rm1, 22/F, Mira Place Tower A
132 Nathan Road, Tsim Sha Tsui
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

UCLOUDLINK GROUP INC. (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

In May 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 27, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm previously retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP, our previous auditor, is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination. Our current auditor, Audit Alliance LLP, is a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

To the Company’s knowledge based on its register of members and public EDGAR filings made by its shareholders, including the Schedule 13G/A filed by AI Global Investment SPC on February 13, 2023 and the Schedule 13G filed by entities affiliated with Cash Capital on February 11, 2021, no shareholder other than MediaPlay Limited, AlphaGo Robot Limited, entities affiliated with Haitong and entities affiliated with Cash Capital owned more than 5% of the Company’s outstanding shares as of February 28, 2023.

●	MediaPlay Limited beneficially owned 16.6% of the Company’s total outstanding shares and held 44.3% of the Company’s aggregate voting power as of February 28, 2023. MediaPlay Limited is a private company incorporated in the British Virgin Islands wholly owned and controlled by Mr. Chaohui Chen.

●	AlphaGo Robot Limited beneficially owned 16.4% of the Company’s total outstanding shares and held 43.8% of the Company’s aggregate voting power as of February 28, 2023. AlphaGo Robot Limited is a private company incorporated in the British Virgin Islands wholly owned and controlled by Mr. Zhiping Peng.

●	Entities affiliated with Haitong beneficially owned 30,820,490 Class A ordinary shares of the Company as of December 31, 2022, based on the Schedule 13G/A filed by AI Global Investment SPC on February 13, 2023. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming entities affiliated with Haitong’s shareholding does not change since December 31, 2022, entities affiliated with Haitong beneficially owned 8.3% of the Company’s total outstanding shares and held 1.5% of the Company’s aggregate voting power as of February 28, 2023. AI Global Investment SPC is a Cayman Islands exempted segregated portfolio company with limited liability and is not a governmental entity of China.

●	Entities affiliated with Cash Capital beneficially owned 37,405,580 Class A ordinary shares of the Company as of December 31, 2022, including (i) 26,309,700 Class A ordinary shares held by Beijing Cash Capital Venture Partners, and (ii) 11,095,880 Class A ordinary shares held by Xizang Guoke Dingyi Investment Center (Limited Partnership), based on the Schedule 13G filed by entities affiliated with Cash Capital on February 11, 2021. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming entities affiliated with Cash Capital’s shareholding does not change since December 31, 2022, entities affiliated with Cash Capital beneficially owned 10.1% of the Company’s total outstanding shares and held 1.8% of the Company’s aggregate voting power as of February 28, 2023. Beijing Cash Capital Venture Partners is a PRC limited liability partnership and is not a governmental entity of China. Xizang Guoke Dingyi Investment Center (Limited Partnership) is a PRC limited liability partnership and is not a governmental entity of China.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 29, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCLOUDLINK GROUP INC.

By:	/s/ Yimeng Shi
Name:	Yimeng Shi
Title:	Chief Financial Officer

Date: March 29, 2023

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